1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 11, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/08/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name: Shu Yeh
Title: Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/07/12:	Discharge of Representatives of Juristic Person Director

2. Announcement on 2011/07/20:	To announce the acquisition of Taiwan Power Company Corporate Bonds

3. Announcement on 2011/07/20:	To announce the acquisition of Formosa Chemicals & Fibre Corporation Corporate Bonds

4. Announcement on 2011/07/28:	New Appointment of Representative of Juristic Person Director

5. Announcement on 2011/07/28:	To announce the acquisition of Formosa Petrochemical Corporation Corporate Bonds

6. Announcement on 2011/08/01:	Clarification of the report that the company to aim at revenues of NT$220 billion in 5 years

7. Announcement on 2011/08/03:	To announce the change of the transfer agent

8. Announcement on 2011/08/03:	To announce the acquisition of China Steel Corporation Corporate Bonds

9. Announcement on 2011/08/04:	Supplementary announcement of investment in Mainland China on behalf of the company’s subsidiary

10. Announcement on 2011/08/10:	To announce the Company’s July 2011 revenues

11. Announcement on 2011/08/10:	July 2011 sales

EXHIBIT 1

Discharge of Representatives of Juristic Person Director

Date of events: 2011/07/12

Contents:

1. Date of occurrence of the change: 2011/07/12

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Shen-Ching Chen; Department of journalism of National Chengchi University, EMBA program of National Sun Yat-sen University.

4. Name and resume of the replacement: To be appointed.

5. Reason for the change: Discharged from current position.

6. Original term (from                      to                     ): 2010/06/18 ~ 2013/06/17

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

EXHIBIT 2

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2011/07/20

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Power Company-Corporate Bonds (Code: B903TG, B903TS, B903TY)

2. Date of occurrence of the event: 2011/06/23~2011/07/20

3. Volume, unit price, and total monetary amount of the transaction: NT$303,233,440.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MasterLink Securities Corporation and Jihsun Securities; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$3,460,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.04% of total assets; 6.98% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.25.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 3

To announce the acquisition of Formosa Chemicals & Fibre Corporation Corporate Bonds

Date of events: 2011/07/20

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): FORMOSA CHEMICALS & FIBRE CORPORATION-Corporate Bonds (Code: B702A3、B702A4)

2. Date of occurrence of the event: 2011/06/10~2011/07/20

3. Volume, unit price, and total monetary amount of the transaction: NT$401,095,764.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MasterLink Securities and Capital Securities Corporation; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$850,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.07% of total assets; 7.00% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$52.49.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

New Appointment of Representative of Juristic Person Director

Date of events: 2011/07/28

Contents:

1. Date of occurrence of the change: 2011/07/28

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person: Mu-Shun Lin; General secretary of the Ministry of Transportation and Communications; Master degree in Law Department of Ming Chuan University

4. Name and resume of the replacement: Wen-Tsan Lin; Director of Department of Personnel, Ministry of Transportation and Communications; Ph.D. from Public Administration Department of National Chengchi University

5. Reason for the change: New Appointment

6. Original term (from                      to                     ): 2010/06/18 ~ 2013/06/17

7. Effective date of the new appointment: 2011/07/28

8. Any other matters that need to be specified: None

EXHIBIT 5

To announce the acquisition of Formosa Petrochemical Corporation Corporate Bonds

Date of events: 2011/07/28

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Formosa Petrochemical Corporation Corporate Bonds (Code: B712FE, B712FG)

2. Date of occurrence of the event: 2011/05/12~2011/07/28

3. Volume, unit price, and total monetary amount of the transaction: NT$349,361,240.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Grand Cathay and Capital Securities Corporation; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$2,550,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.05% of total assets; 6.99% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 27. 91.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

Clarification of the report that the company to aim at revenues of NT$220 billion in 5 years

Date of events: 2011/07/30

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2011/07/30

3. Content of the report: Chunghwa Telecom aims at unconsolidated revenues of NT$220 billion in five years.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company held a meeting to discuss the company’s mid-term strategies and developments plans on July 28-29, 2011. If there is formal financial guidance available in the future, the company will announce it upon Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

To announce the change of the transfer agent

Date of events: 2011/08/03

Contents:

1. Date of occurrence of the event: 2011/08/03

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence:

(1) The change of the company’s transfer agent to Yuanta Securities Co., Ltd. becomes effective on October 27, 2011.

(2) From the date on, any security affairs such as stock settlement, stock and cash dividends distribution, address update, lost announcement, setting and cancelling pledges, chops update or any other operations related to stock affairs will be handled at B1 F., 210, Sec.3, Chengde Rd., Taipei City 103, Taiwan. Yuanta Securities Stock Affairs Department TEL: (02)2586-5859.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

To announce the acquisition of China Steel Corporation Corporate Bonds

Date of events: 2011/08/03

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): China Steel Corporation Corporate Bonds (Code: B801A6、B801A7)

2. Date of occurrence of the event: 2011/01/07~2011/08/03

3. Volume, unit price, and total monetary amount of the transaction: NT$311,769,288.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KGI Securities and Concord Securities; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$500,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.04% of total assets; 6.98% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$20.11.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 9

Supplementary announcement of investment in Mainland China on behalf of the company’s subsidiary

Date of events: 2011/08/04

Contents:

1. Date of occurrence of the event: 2011/08/04

2. Method of the present increase (decrease) in investment: Chunghwa Investment Co., Ltd invest indirectly in a mainland Chinese company- Mediopro Technology (Beijing) Limited through Mediopro Technology Limited (BVI).

3. Transaction volume, price per unit, and total monetary amount of the transaction: not exceeding 55.4 thousand units; US$27.09/unit; not exceeding US$1,500,000.

4. Company name of the invested mainland Chinese company: Mediopro Technology (Beijing) Limited

5. Paid-in capital of said invested mainland Chinese company: RMB40,222,176.84

6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$10,000,000~12,000,000

7. Main business items of said invested mainland Chinese company: Software/Hardware development; Website design & producing; providing advertising consultation, and technology consultation and services.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinions

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB19,552,774.27

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB4,428,980.96

11. Amount of actual investment to date in said invested mainland Chinese company: 0

12. Counterparty to the transaction and its relationship to the Company: None

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Subject to the approval of the Investment Commission of the Ministry of Economic Affairs.

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long-term investment

20. Do the directors have any objection to the present transaction?: No

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$4,000,000

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 5.62%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 5.00%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 5.07%

25. Total amount of actual investment in the mainland China area to date: RMB2,940,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.66%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.59%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.60%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2008: 0, 2009: 0, 2010: NT$-5,743,760

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: 2008:0, 2009: 0, 2010: 0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32. Any other matters that need to be specified: No

EXHIBIT 10

To announce the Company’s July 2011 revenues

Date of events: 2011/08/10

Contents:

1. Date of occurrence of the event: 2011/08/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 3.9% year-over-year increase in unconsolidated total revenue to NT$15.96 billion in July 2011. Operating income decreased by 5.7% year-over-year to NT$4.52 billion, net income increased by 8.8% year-over-year to NT$4.41 billion, and EPS rose by 33.3% to NT$0.56.

The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, as well as to the growth in mobile value added services and international data services, which offset the impact of the tariff reduction mandated by regulator starting from April 2011 and the pricing right shift on mobile revenue. The decrease in operating income was primarily due to interconnection and transition fees resulting from the pricing right shift, the rise in cost of sales and marketing expenses because of the popularity of smartphones and 3G handsets , as well as the higher maintenance fee for promoting mobile internet service and migrating broadband customers to higher speed services. The increase in net income was primarily due to the construction projects by subsidiary Light Era resulting in a rise in non-operating income, which offset the decrease of operating income. The increase in EPS was mainly due to the net income increase as well as the capital reduction in January 2011, which decreased the number of outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom

August 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jul 2011

1) Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Jul	Invoice amount	17,005,585	16,795,403	(+) 210,182	(+) 1.25%

Jan-Jul	Invoice amount	112,559,553	117,613,073	(-) 5,053,520	(-) 4.30%

Jul	Net sales	15,962,745	15,357,996	(+) 604,749	(+) 3.94%

Jan-Jul	Net sales	111,495,397	107,130,651	(+) 4,364,746	(+) 4.07%

b	Trading purpose: None